UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of May 2026

Commission File Number 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

On May 7, 2026, Mr. Lee, Kyung-Sup, Mr. Moon, Jae-Do, Ms. Hwang, Jeong-Hwa, Mr. Kim, Jong-Wook, Mr. Jung, Do-Jin and Mr. Song, Jae-Do were appointed by the Minister of the Ministry of Finance and Economy as non-standing directors of Korea Electric Power Corporation (“KEPCO”) for a term of two years beginning on May 8, 2026 and ending on May 7, 2028, in replacement of the former non-standing directors, Mr. Han, Jin-Hyun, Mr. Kim, Jun-Ki, Mr. Kim, Jong-Woon, Ms. Kim, Sung-Eun , Mr. Lee, Sung-Ho and Mr. Cho, Seong-Jin.

Biographic details of the non-standing directors are set forth below.

Name	Biographic details

Lee, Kyung-Sup

•

Gender: Male

•

Month and Year of Birth: November 1956

•

Current Position:

•

Professor Emeritus, Department of Electrical Engineering, Dongsin University

•

Previous Positions:

•

Professor, Department of Electrical Engineering, Dongsin University

Moon, Jae-Do

•

Gender: Male

•

Month and Year of Birth: October 1959

•

Current Position:

•

Special Professor, Graduate School of Engineering Practice, Seoul National University

•

Previous Positions:

•

Chairman, H2Korea

•

CEO, K-sure

•

Vice Minister, Ministry of Trade, Industry and Energy

Hwang, Jeong-Hwa	• Gender: Female • Month and Year of Birth: July 1967 • Current Position • Attorney at Law Firm Kyungyeon • Previous Positions: • Attorney at Law Firm Hyangbeop

Kim, Jong-Wook

•

Gender: Male

•

Month and Year of Birth: September 1967

•

Current Position:

•

Vice Chair, Carbon Neutrality Committee, The Democratic Party of Korea

•

Previous Positions:

•

Vice Mayor for Political Affairs of Seoul Metropolitan Government

•

Member of Seoul Metropolitan Council

Jung, Do-Jin

•

Gender: Male

•

Month and Year of Birth: January 1969

•

Current Position:

•

Professor, Business school, Chung-Ang University

•

Previous Positions:

•

Hanhwa Aerospace Outside Director, Chairperson of Audit Committee

•

Naver Outside Director, Chairperson of Audit Committee

Song, Jae-Do

•

Gender: Male

•

Month and Year of Birth: October 1970

•

Current Position:

•

Professor, College of Business Administration, Chonnam National University

•

Advisory Member of the Presidential Commission on Climate Crisis Response

•

Previous Positions:

•

Assistant Professor, Dongyang Mirae University

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Joo, Hwa-sik
Name: Joo, Hwa-sik
Title: Vice President

Date: May 7, 2026